

July 22, 2011

Via E-mail
Mr. Gregory T. Schiffman
EVP, CFO, & Treasurer
Dendreon Corp.
3005 First Avenue
Seattle, WA 98121

  Re: Dendreon Corp.
     Form 10-K for the Year Ended December 31, 2010
     Filed March 1, 2011
     Form 10-Q for the Quarter Ended March 31, 2011
     Filed May 2, 2011
     File No. 1-30681

Dear Mr. Schiffman:

  We have reviewed your June 23, 2011 response to our May 27, 2011 letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2010, 2009 and 2008
Selling, General and Administrative Expenses, page 47

1. In your response to our previous comment two, you indicate that do not begin to depreciate your constructed assets until they are ready for their intended use and placed in service. Please explain to us whether there is any time difference between when an asset is ready for its intended use and when it is place in service. If so, please explain to us why it is appropriate to defer depreciating the asset when it is available for use but not

placed in service and reference for us the authoritative literature you rely upon to support your accounting.

Notes to Consolidated Financial Statements
1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, page F-7

2. We acknowledge your response to our previous comment three. Please revise your proposed disclosure to be included in future periodic reports to specifically disclose:
   - the 18 hour limited usable life of Provenge once it has been manufactured as it appears that this timing limitation is not disclosed in your filings; and
   - your wholesaler product return policy.

   Otherwise, please explain to us why this information is not useful and meaningful information for investors to understand the characteristics of your product and the reliability of your revenue recognition estimates.

Form 10-Q for the Quarter Ended March 31, 2011

Notes to Consolidated Financial Statements
8. Convertible Notes, page 14

3. We acknowledge your response to our previous comment six. Please provide us proposed revised disclosure to be included in future periodic reports that describes the circumstances under which the conversion rates for your 2014 Notes and 2016 Notes will be increased and how they will increase.

   You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3854.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant